UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SWAV ENTERPRISES, LTD.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

870141108
(CUSIP Number)

Joerg Ott
Otto-Spesshardt-Str. 16
Eisenach 99817
Germany
(+49 369 188 7600)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 870141108

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	JOERG OTT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)

	(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3)		PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		GERMANY

Number of	7.	Sole Voting Power	1,550,000
Shares
Beneficially	8.	Shared Voting Power	0
Owned by Each
Reporting	9.	Sole Dispositive Power	1,550,000
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	10.3%

14.	Type of Reporting Person (See Instructions)

	IN

Item 1.	Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share, of SWAV Enterprises Ltd., a Nevada corporation with its principal place of business located at Otto-Spesshardt-Str. 16 Eisenach 99817, Germany.

Item 2.	Identity and Background.

(a)	Name: This statement is filed by Joerg Ott.

(b)	Business Address:

vbv GmbH Managing Member Otto-Spesshardt-Str. 16 Eisenach 99817 Germany

(c)

Employment Information: Mr. Joerg Ott is the Managing Member of vbv GmbH. Upon the acquisition of the shares reported in this Schedule 13D, Mr. Ott was appointed as the Chief Executive Officer and Director of the Board of Directors of SWAV Enterprises Ltd.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Joerg Ott is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Ott used personal funds to purchase the shares reported in this Schedule 13D.

Item 4.	Purpose of Transaction

The purpose of the transaction was for Mr. Ott to acquire an aggregate of 1,550,000 shares of common stock of SWAV Enterprises Ltd. (the “Company”) representing approximately 10.3% of the issued and outstanding shares of common stock of the Company in exchange for cash payment. The Company is a reporting company under the Securities Exchange Act of 1934, as amended, and the Company’s common stock is quoted on the OTC Bulletin Board under the symbol “SWAV.”

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Joerg Ott beneficially owns an aggregate of 1,550,000 shares of SWAV Enterprises Ltd.’s common stock, representing approximately 10.3% of the issued and outstanding common stock of the Company.

(b)

Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	1,550,000

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	1,550,000

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days: See Item 6 below.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 26, 2010, SWAV Enterprises Ltd., a Nevada corporation (the “Company”), entered into a Asset Purchase Agreement (the “Asset Purchase Agreement”) with Lotus Holdings Limited (“Lotus”), pursuant to which the Company issued 2,265,240 shares of SWAV common stock to Lotus in consideration for 100% of certain assets of the Lotus (the “Acquisition”).

Simultaneously with the consummation of the Acquisition, the Selling Stockholders named in those certain Affiliate and Non-Affiliate Stock Purchase Agreements, dated April 26, 2010, sold an aggregate of 11,984,770 shares of their common stock of the Company for an aggregate purchase price of $370,000. Of the shares sold by the Selling Stockholders 1,550,000 shares were purchased by vbv GmbH, Germany, a company of which Mr. Joerg Ott owns 100%. Mr. Ott is deemed to be the beneficial owner of the shares held by vbv GmbH, Germany.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.:	Description:
10.1	Non-Affiliate Stock Purchase Agreement, dated April 26, 2010, between the Selling Stockholders and Joerg Ott
10.2	Affiliate Stock Purchase Agreement, dated April 26, 2010, between the Selling Stockholders and Joerg Ott

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2010	By:	/s/ JOERG OTT
Joerg Ott